VATECH

TELEFAX

03 NOV 10 AM 7:21

An: / To:	SEC	Datum: / Date:	22.10.2003
Firma: / Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	3
Fax:	001 202 9429 525		
Von: / From:	Wolfgang Schwaiger		
Abteilung: / Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: / Subject:	**VA Technologie AG – Filing Number 82-3910**		

[redacted]

03037251

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

11/10

PRESS RELEASE

VA TECH wins substations in Algeria
Order Intake: € 150 m

VA TECH Transmission & Distribution (VA TECH T&D), one of the world's leading manufacturers of high voltage transmission and distribution systems and equipment, has achieved further success in Algeria with additional contracts for Sonelgaz, the Algerian Energy and Gas Company, and Sonatrach, the national company for oil products.

Since 2000 VA TECH T&D has been a major supplier to the Algerian market for High Voltage products and substations.

In 2000 VA TECH T&D (at that time Schneider Electric High Voltage) was awarded by SONATRACH a large contract for the engineering, supply and supervision of two 220kV GIS substations to feed the oil and gas field of Hassi Messaoud.

Since then, VA TECH T&D in France participated in the major substations tenders issued by SONATRACH and SONELGAZ and over the past two years has been awarded eight projects in Algeria.

Major projects were:

- GL4 Z Arzew 60kV indoor substation carried out for SONATRACH in cooperation with Schneider Electric Industries, completed in 2002
- Bir Rebaa North and Menzel Lemjet 220/66kV GIS substations awarded by SONATRACH beginning 2002 and currently under construction
- Hassi Ameur 220kV GIS substation for SONELGAZ, currently being executed
- Borj Bou Arreridj 220kV conventional substation for SONELGAZ, currently being executed
- Mostaghanem 220/60kV conventional substation and associated transmission lines for SONELGAZ, currently being executed

For further information please contact:
Dr. Ursula Scheidl
Penzinger Strasse 76, Postfach 5, A-1141 Vienna
Tel.: 01/89100-2053, Fax: 01/89100-186
e-mail: ursula.scheidl@vatech-pw.com

Dr. Wolfgang Schwaiger
Lunzerstrasse 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

- Kouba 220kV GIS substation for SONELGAZ, currently being executed
- Supply of 6 mobile substations by VA TECH T&D in Italy
- Ramdane Djamel 400kV conventional substation and associated transmission lines, awarded beginning of 2003 by SONELGAZ to the Consortium VA TECH T&D - KEC, led by VA TECH T&D. This project is the first 400kV substation to be built in Algeria.
- Two projects for the refurbishment of SONELGAZ 220kV substations of Aïn El Bya and Relizane to be carried out by VA TECH T&D in Italy.

VA TECH T&D is therefore present in the Algerian market with nearly all types of HV equipment, including transformers at all voltage levels from 60 to 400kV.

VA TECH T&D is currently leader of the Algerian substation market with a share of 70% of the whole market volume. VA TECH T&D is involved in the greatest power development plan Algeria has ever faced. As of today the group stands a substantial portion of this program and, to this extent, will necessarily be an important partner of this national project.

VA TECH T&D is at present actively participating in the tenders recently issued by SONELGAZ in the scope of what is known as "plan de bataille" aiming to develop and refurbish from 2003 to 2005 on a fast track basis the 220kV, 60kV and distribution networks of the major regions of Algeria.

These contracts will help to secure the supply of energy in Algeria following VA TECH's mission statement: sustainable solutions. for a better life.

The creation of a subsidiary of VA TECH T&D which will become effective in the coming months document the will of VA TECH to persue and enhance his cooperation with its customers and its presence on the Algerian market further.

+++ 2003-10-22

VA TECH Transmission & Distribution, a group company of the listed VA Technologie AG, is a leading international supplier of electric power transmission and distribution systems. We offer integrated system solutions and cutting edge technology individually tailored to our customers' needs. The global network of subsidiaries guarantees fast and efficient on-site service for customers. In 2002 the group company, with 6,500 employees, achieved sales of approximately € 1,260 m.

This and other VA TECH and VA TECH Transmission & Distribution press releases are also available on the Internet: www.vatech.at and www.vatech-td.com

For further information please contact:
Dr. Ursula Scheidl
Penzinger Strasse 76, Postfach 5, A-1141 Vienna
Tel.: 01/89100-2053, Fax: 01/89100-196
e-mail: ursula.scheidl@vatech-pw.com

Dr. Wolfgang Schwaiger
Lunzerstrasse 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at